UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 November 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

14 November 2024

Samarco update – Acquittal of criminal charges

BHP notes the recent media commentary regarding a decision by the Lower Federal Court of Ponte Nova, Minas Gerais (Federal Court) in relation to criminal charges filed in connection with the failure of Samarco’s Fundão tailings dam on 5 November 2015.

The media commentary reports that the Federal Court has ruled that Samarco Mineração S.A. (Samarco), BHP Billiton Brasil Ltda. (BHP Brasil), Vale S.A. (Vale), and VogBR (Samarco’s independent consultant involved in the maintenance of the tailings dam) (together, the Companies) are not liable for criminal offences relating to the failure of Samarco’s Fundão tailings dam.

This decision relates to criminal charges filed by the Federal Prosecutors’ Office in Brazil on 20 October 2016 against the Companies and certain individuals affiliated with the Companies (Individuals) in the Federal Court in relation to the failure of Samarco’s Fundão dam.

BHP Brasil will consider the decision by the Federal Court once it has been served with the decision to assess implications and any next steps.

The media commentary reports that the Federal Court concluded that the evidence did not support any causal link between the Companies and the failure of the Fundão dam and also found that the Individuals affiliated with Samarco, Vale and VogBr are not liable for criminal offences relating to the dam failure.

On 25 October 2024, BHP announced the US$31.7 billion agreement between the Federal Government of Brazil, the State of Minas Gerais, the State of Espírito Santo, the public prosecutors and public defenders (Public Authorities) and Samarco, BHP Brasil and Vale which settles the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to the dam failure (the Agreement). The Agreement delivers a full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to the dam failure and is separate to these criminal proceedings.

As shareholders in Samarco, BHP Brasil and Vale have always been fully committed to supporting the extensive ongoing remediation and compensation efforts in Brazil. BHP Brasil will continue to focus on supporting the long-term recovery of the communities and environment affected by the dam failure.

Authorised for release by Stefanie Wilkinson, Group General Counsel and Group Company Secretary.

Contacts
Media media.relations@bhp.com	Investor Relations investor.relations@bhp.com

Australia and Asia Josie Brophy +61 417 622 839	Australia and Asia John-Paul Santamaria +61 499 006 018

Europe, Middle East and Africa Gabrielle Notley +61 411 071 715	Europe, Middle East and Africa James Bell +44 7961 636 432

Americas Renata Fernandez +56 9 8229 5357	Americas Monica Nettleton +1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: November 14, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary